<u>Summary of changes made by Société Générale SA (“SG SA”) on its Form SBSE-A Filed with the SEC on October, 20 2026</u>

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on October 20, 2026, to:

1. Update *Contact Employee*.
2. Update *Item 18*.
3. Update *Schedule A*, Principal’s information.
4. Provide an updated version of its Swap Dealer Registration Form (NFA Form 7R).

If you have any questions, please do not hesitate to contact Sana Houari at sana.houari@socgen.com.

Thank you for your assistance in this matter.